(Reference Translation)

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Document Name:	Extraordinary Report

Filed with:	The Director General of the Kanto Local Finance Bureau

Filing Date:	June 15, 2018

Corporate Name:	Toyota Motor Corporation

Name and Title of Representative:	Akio Toyoda, President

Location of Head Office:	1 Toyota-cho, Toyota City, Aichi Prefecture

Telephone Number:	(0565)28-2121

Name of Contact Person:	Masayoshi Hachisuka, Project General Manager, Accounting Division

Nearest Contact Location:	4-18, Koraku 1-chome, Bunkyo-ku, Tokyo

Telephone Number:	(03)3817-7111

Name of Contact Person:	Hideki Fujii, General Manager, Media Relations Department, Public Affairs Division

Places of Public Inspection of the Extraordinary Report:	Tokyo Stock Exchange, Inc. (2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo) Nagoya Stock Exchange, Inc. (8-20, Sakae 3-chome, Naka-ku, Nagoya)

1.	Reason for Filing

Toyota Motor Corporation (“TMC”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Corporate Affairs, Etc. to report the approval of resolutions at the 114th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of TMC.

2.	Description of Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 14, 2018

(2)	Details of the proposed resolutions voted on at the General Shareholders’ Meeting:

Proposed Resolution 1:	Election of 9 Members of the Board of Directors

It was proposed that the following 9 persons be elected as Members of the Board of Directors:
Takeshi Uchiyamada, Shigeru Hayakawa, Akio Toyoda, Koji Kobayashi, Didier Leroy, Shigeki Terashi, Ikuro Sugawara, Sir Philip Craven and Teiko Kudo.

Proposed Resolution 2:	Election of 2 Audit & Supervisory Board Members

It was proposed that the following 2 persons be elected as Audit & Supervisory Board Members:
Masahide Yasuda and Nobuyuki Hirano.

Proposed Resolution 3:	Election of 1 Substitute Audit & Supervisory Board Member

It was proposed that Ryuji Sakai be elected as a substitute Audit & Supervisory Board Member.

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(3)	Number of “affirmative votes,” “negative votes” or “abstentions” in respect of the resolutions described above, requirements for the approval of such resolutions and results of voting:

(Proposed by TMC)

Resolutions	Number of affirmative votes	Number of negative votes	Number of abstentions	Number of voting rights held by shareholders present at the meeting	Results of voting
					Ratio of affirmative votes (%)	Approved/ Disapproved
Proposed Resolution 1
Takeshi Uchiyamada	23,201,856	1,184,075	13,104	24,813,360	93.50	Approved
Shigeru Hayakawa	24,176,402	183,425	39,221	24,813,373	97.43	Approved
Akio Toyoda	24,213,729	172,222	13,100	24,813,376	97.58	Approved
Koji Kobayashi	24,092,926	247,357	58,764	24,813,372	97.09	Approved
Didier Leroy	24,177,213	183,866	37,969	24,813,373	97.43	Approved
Shigeki Terashi	24,178,030	183,072	37,946	24,813,373	97.43	Approved
Ikuro Sugawara	24,372,944	25,860	252	24,813,381	98.22	Approved
Sir Philip Craven	24,311,129	87,694	233	24,813,381	97.97	Approved
Teiko Kudo	23,619,941	778,866	243	24,813,375	95.19	Approved
Proposed Resolution 2
Masahide Yasuda	23,512,410	857,416	25,066	24,813,358	94.75	Approved
Nobuyuki Hirano	20,217,287	4,177,377	232	24,813,362	81.47	Approved
Proposed Resolution 3	22,774,381	1,624,423	243	24,813,382	91.78	Approved

Note:	1.

“Number of affirmative votes”, “Number of negative votes” and “Number of abstentions” include the aggregate affirmative votes, negative votes and abstentions, respectively, exercised in writing or by means of electronic transmission as well as affirmative votes and negative votes, respectively, exercised by shareholders present at the General Shareholders’ Meeting.

	2.

“Number of voting rights held by shareholders present at the meeting” is the aggregate number of voting rights exercised in writing or by means of electronic transmission and the number of voting rights held by all shareholders present at the General Shareholders’ Meeting.

	3.	The requirement for approval of each resolution is as follows:

For Proposed Resolutions 1, 2 and 3, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.

		In addition, each number of voting rights held by shareholders present at the meeting includes the number of voting rights exercised in writing or by means of electronic transmission.

(4)	Reasons for not including certain voting rights held by shareholders present at the meeting in the number of voting rights:

The aggregate number of voting rights exercised prior to the General Shareholders’ Meeting and the voting rights which were confirmed by certain shareholders present at the General Shareholders’ Meeting to represent approval or disapproval of each of the proposed resolutions were sufficient to meet the requirements to approve all of the proposed resolutions. Accordingly, voting rights which were held by the shareholders present at the General Shareholders’ Meeting but for which approval or disapproval of each proposed resolution could not be confirmed were not counted.

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